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SEC 1815
(11-2002)
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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **December, 2005**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...**X**..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..**X**...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Royal Standard Minerals Inc.
(Registrant)
By:**\s\ Roland M. Larsen**
(Signature)*
President & CEO


Date: **December 13, 2005**

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 **TSX.V:RSM**
LISTED: STANDARD & POORS **OTCBB:RYSMF**

RSM FIRES UP THE GOLD (GRAVITY) RECOVERY PLANT AT THE GOLDWEDGE PROJECT, NYE COUNTY, NEVADA

FOR IMMEDIATE RELEASE

MANHATTAN, NEVADA, DECEMBER 12, 2005, ROYAL STANDARD MINERALS INC. ("RSM") RSM has commenced testing the gold recovery plant at the Goldwedge Project in Nye County, Nevada. The plant and surface facilities have been under construction for more than 12 months. This work has included the construction of required surface facilities to include two fresh water containment ponds, mill waste rock containment/leach pad area and the construction of a 15,000 square foot building to house the primary plus secondary grinding and the gravity recovery facilities. The building contains a crushing and screening plant, a wash plant, a jig recovery plant, ball mill, and a series of gold tables to complete gold recovery. The facility also includes a furnace for smelting/refining the gold concentrate product – to be poured onsite in a secured area.

The initial program for running the plant is expected to include approximately 30-60 days of test work to develop the necessary refinements to maximize the plants gold recovery as production levels are increased. This plant is designed for a minimum throughput of 500 tons per day and has the capability to more than double this rate. Stockpiled mine run material and current mined material will be utilized in the testing phase.

RSM plans to start a surface drilling program at Goldwedge in early January, 2006. The drilling program will concentrate on testing the down plunge extension of the property near the contact of the Manhattan caldera.

The Company has recently taken delivery of underground mining equipment as part of a program to expand its underground capability. The test mining program has resulted in considerable useful information in regard mining conditions and potential mining methods to explore and develop the property.

The Company's 100% controlled Goldwedge project located in Nye County is the most advanced project.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen, Qualified Person (NI-43-101) @ (775) 487-2454 or FAX @ (775) 487-2454
Visit our website at Royal-Standard.com